Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-260388

PROSPECTUS

AKERNA CORP.

37,037,037 SHARES OF COMMON STOCK

This prospectus covers up to 37,037,037 shares of our common stock that may be offered for resale or otherwise disposed of by the selling stockholders set forth under the caption “Selling Stockholders” beginning on page 16 of this prospectus, including their pledges, assignees or successors-in-interest.

The shares offered for resale consist of shares underlying the Senior Convertible Notes (the “Senior Convertible Notes”) issued by us in a private placement on October 5, 2021 (the “Private Placement”).

The selling stockholders may offer all or part of the shares registered hereby for resale from time to time through public or private transactions, at either prevailing market prices or at privately negotiated prices. Our registration of the shares of common stock covered by this prospectus does not mean that the selling stockholders will offer or sell any of the shares. With regard only to the shares the selling stockholders sell for their own behalf, such selling stockholder may be deemed an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

The Company has paid all of the registration expenses incurred in connection with the registration of the shares. We will not pay any of the selling commissions, brokerage fees and related expenses. We will not receive any proceeds from the resale of any of the shares of common stock by the selling stockholders being registered hereby.

Our common stock is listed on the Nasdaq Capital Market under the symbol “KERN”. On October 19, 2021, the last reported sale price of our common stock on the Nasdaq Capital Market was $3.09 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of this prospectus and under similar headings in the other documents that are incorporated by reference into this prospectus. You should carefully read and consider these risk factors before you invest in our securities..

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS DATED OCTOBER 26, 2021

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ABOUT THIS PROSPECTUS

The registration statement of which this prospectus forms a part that we have filed with the Securities and Exchange Commission, or SEC, includes and incorporates by reference exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus together with the documents incorporated herein by reference under “Documents Incorporated by Reference” and the additional information described below under “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus and in any free writing prospectus prepared by or on behalf of us. We have not authorized anyone to provide you with information different from, or in addition to, that contained in or incorporated by reference in this prospectus or any related free writing prospectus. This prospectus is an offer to sell only the securities offered hereby but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in or incorporated by reference in this prospectus is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

We are not offering to sell or seeking offers to purchase these securities in any jurisdiction where the offer or sale is not permitted. We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus and any free writing prospectus related to this offering in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus applicable to that jurisdiction.

Unless otherwise indicated, any reference to Akerna, or as “we”, “us”, or “our” refers to Akerna Corp. and its consolidated subsidiaries (“Akerna” or the “Company”).

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PROSPECTUS SUMMARY

The following highlights certain information contained elsewhere in this prospectus. It does not contain all the details concerning the Offering, including information that may be important to you. You should carefully review this entire prospectus including the section entitled “Risk Factors” and the documents, including financial statements, incorporated herein by reference. See “Documents Incorporated by Reference” and “Where You Can Find More Information.”

Summary of Our Business

Akerna is a leading provider of enterprise software solutions within the cannabis industry. Cannabis businesses face significant complexity due to the stringent regulations and restrictions that shift based on regional, state, and national governing bodies. As the first to market more than ten years ago, Akerna’s family of software platforms enable regulatory compliance and inventory management across the entire supply chain. When the legal cannabis market started to grow, we identified a need for organic material tracking and regulatory compliance software as a service (SaaS) solution customized specifically for the unique needs of the industry. By providing an integrated ecosystem of applications and services that enables compliance, regulation, consumer safety and taxation, Akerna is building the technology backbone of the cannabis industry. While designed specifically for the unique needs of the cannabis market, our solutions are adaptable for other industries requiring government regulatory oversight, or where the tracking of organic materials from seed or plant to end products is desired.

Executing upon our expansion strategy, we acquire complementary cannabis brands to grow the scope of Akerna’s cannabis ecosystem. Throughout 2019 and 2021, we integrated five new brands into the Akerna product and service offering. Our first acquisition, solo sciences, was initiated in the fall of 2019, with the full acquisition completed in July 2020. We added Trellis Solutions to our portfolio on April 10, 2020 and finalized the acquisition of Ample Organics and Last Call Analytics on July 7, 2020. On April 1, 2021, we completed our acquisition of Viridian Sciences. On September 13, 2021, we announced the signing of a definitive agreement to acquire 365 Cannabis. Through our growing family of companies, Akerna provides highly versatile platforms that equip our clients with a central data management system for tracking regulated products. Our solutions also provide clients with integrated security, transparency, and scalability capabilities, all while maintaining compliance with their governing regulations.

On the commercial side, our products help state-licensed businesses operate in compliance with applicable regional laws. Our integrated ecosystem provides integrations with third-party vendors and add-ons that enhance the capabilities of our commercial software platforms. On the regulatory side, we provide track and trace solutions that allow state governments to monitor compliance of licensed cannabis businesses.  To date, our software has helped monitor the compliance of more than $20 billion in legal cannabis. While our software facilitates the success of legal cannabis businesses, we do not handle any cannabis-related material, do not process cannabis sales transactions within the United States, and our revenue is generated from a fixed-fee based subscription model and is not related to the type or amount of sales made by our clients.

We drive revenue growth through the development of our product line, our acquisitions and from continued expansion of the cannabis, hemp, and CBD industry. Businesses across the regulated cannabis industry use our solutions. The brand recognition of our existing products, our ability to provide services in all areas of the seed-to-sale life cycle, and our wealth of relevant experience attracts cultivation, manufacturing, and dispensary clients who are seeking comprehensive business optimization solutions. Our software solutions are designed to be scalable, and while mid-market and smaller customers have historically been our primary target segment, we are focused on extending our customer reach to address the needs of the emerging enterprise level operator. We believe these larger multi-state/multi-vertical operations represent significant long-term future growth opportunities as the cannabis industry continues to consolidate at a rapid rate. The sophistication of our platform accommodates the complexities of both multi-vertical and multi-state business needs, making us critical partners and allowing us to cultivate long-term, successful relationships with our clients.

Our principal executive offices are located at 1550 Larimer Street #246, Denver, Colorado 80202, and our telephone number is (888) 932-6537 and our Internet website address is www.akerna.com.  The information on our website is not a part of, or incorporated in, this prospectus. The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company, located at One State Street Plaza, 30th Floor, New York, NY 10004-1561.

The Offering

Shares offered by the selling stockholders:	37,037,037 shares of common stock of Akerna, par value $0.0001(1)

Offering Price:	Determined at the time of sale by the selling stockholders

Common stock outstanding prior to the offering:	30,652,216 shares of common stock(2)

Common stock outstanding after the offering:	67,689,253 shares of common stock(2)(3)

Use of Proceeds:	We will not receive any proceeds from the sale of the shares by selling stockholders covered by this prospectus.

Listing of Common Stock:	Our common stock is listed on the Nasdaq Capital Market under the symbol “KERN”.

Dividend policy:	We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not currently anticipate paying cash dividends on our common stock.

Risk Factors:	An investment in our company is highly speculative and involves a significant degree of risk. See “Risk Factors” on page 3 of this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	This amount is an estimate of the number of shares of our common stock underlying the Senior Convertible Notes, with such amount equal to the maximum number of shares issuable upon conversion of the Senior Convertible Notes, assuming for purposes hereof that (x) the Senior Convertible Notes are convertible at $0.54 per share, the conversion floor price, and (y) without taking into account the limitations on the conversion of the Senior Convertible Notes as described elsewhere in this prospectus. The actual number of shares issued upon conversion of the Senior Convertible Notes may be more or less than this amount. See “Risk Factors” and “Private Placement of the Senior Convertible Notes” below.

(2)	The number of shares of common stock shown above to be outstanding before and after this offering is based on the shares outstanding as of October 19, 2021. The number of shares of common stock outstanding excludes the following as of such date:

●	998,104 shares of common stock issuable upon vesting of outstanding restricted stock units;

●	5,813,804 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $11.50 per share;

●	385,947 shares of common stock issuable upon conversion of exchangeable shares; and

●	403,198 shares of common stock reserved for future issuance under our equity incentive plan.

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below and discussed under the section captioned “Risk Factors” contained in our transition report on Form 10-KT for the six-month transition period ended December 31, 2020, and in our quarterly reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, which reports are incorporated by reference in this prospectus, together with all of the other information included in this prospectus or incorporated by reference herein, including any documents subsequently filed and incorporated by reference, before making an investment decision with regard to our securities. See “Documents Incorporated by Reference” and “Where You Can Find More Information” below.

The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.

Summary of Risk Factors

The following is a short description of the risks and uncertainties you should carefully consider in evaluating our business and us which are more fully described in our transition report on Form 10-KT for the six-month transition period ended December 31, 2020 and in our quarterly report on Form 10-Q for the period ended March 31, 2021 and June 30, 2021, which reports are incorporated by reference in this prospectus. The factors listed below and in the transition report and quarterly report, represent certain important factors that we believe could cause our business results to differ. These factors are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected.

Risks Relating to Our Financial Condition and Operating History

●	We have a history of losses, expect to continue to incur losses in the near term and may not achieve or sustain profitability in the future.

●	We have a relatively short operating history, which makes it difficult to evaluate our business and future prospects.

●	Our long-term results of operations are difficult to predict and depend on the commercial success of our clients, the continued growth of the cannabis industry generally, and the regulatory environment within which the cannabis industry operates.

●	Direct and indirect consequences of the COVID-19 pandemic may have material adverse consequences.

Risks Related to the Cannabis Industry

●	As a company whose clients operate in the cannabis industry, we face many unique and evolving risks.

o	Marijuana remains illegal under United States federal law

o	Uncertainty of federal enforcement

o	We could become subject to racketeering laws

o	Banking regulations could limit access to banking services and expose us to risk

o	Dividends and distributions could be prevented if our receipt of payments from clients is deemed to be proceeds of crime

o	Further legislative development beneficial to our operations is not guaranteed

o	The cannabis industry could face strong opposition from other industries

o	The legality of marijuana could be reversed in one or more states

o	Changing legislation and evolving interpretations of the law

o	Dependence on client licensing

o	Insurance risks

●	The cannabis industry is an evolving industry and we must anticipate and respond to changes.

Risks related to Our Business

●	A significant portion of our business is and is expected to be, from government contracts, which present certain unique risks.

●	Our operations may be adversely affected by disruptions to our information technology, or IT, systems, including disruptions from cybersecurity breaches of our IT infrastructure.

●	Privacy regulation is an evolving area and compliance with applicable privacy regulations may increase our operating costs or adversely impact our ability to service our clients and market our products and services.

●	We rely on third parties for certain services made available to users of our platforms, which could limit our control over the quality of the user experience and our cost of providing services.

●	Acquisitions and integration issues may expose us to risks.

●	To grow and be successful, we need to attract and retain qualified personnel.

●	We are smaller and less diversified than many of our potential competitors.

●	Our business and stock price may suffer as a result of our limited public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our common stock in an adverse manner, the price and trading volume of our common stock could decline.

Risks related to Intellectual Property

●	Protecting and defending against intellectual property claims may have a material adverse effect on our business.

●	Our success depends in part upon our ability to protect our core technology and intellectual property.

●	Others may assert intellectual property infringement claims against us.

●	Protecting and defending against intellectual property claims may have a material adverse effect on our business.

●	Our success depends in part upon our ability to protect our core technology and intellectual property.

●	Others may assert intellectual property infringement claims against us.

Risks related to Our Charter Documents

●	Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt and limit the price investors might be willing to pay in the future for our common stock and could entrench management.

●	Our corporate opportunity provisions in our Amended and Restated Certificate of Incorporation could enable management to benefit from corporate opportunities that might otherwise be available to us.

●	Our amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Risks Relating to our Accounting for Certain Warrants

●	Certain of our warrants are accounted for as liabilities and are recorded at fair value upon issuance with any changes in fair value each period reported in our statement of operations, which may have an adverse effect on the market price of our securities.

●	We may face additional risks, including regulatory, litigation, stockholder or other actions and negative impacts on our stock price, as a result of the material weakness in our internal control over financial reporting and revisions to our financial statements.

Risks Relating to Our Common Stock

●	We may seek to raise additional funds, finance acquisitions, or develop strategic relationships by issuing securities that would dilute investors’ ownership. Depending on the terms available to us, if these activities result in significant dilution, it may negatively impact the trading price of our shares of common stock.

●	Warrants are exercisable for our common stock, which could increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

●	The market price of our shares of common stock is particularly volatile given our status as a relatively new public company with a generally small and thinly traded public float, which could lead to wide fluctuations in our share price. Stockholders may be unable to sell their shares of common stock at or above their purchase price, which may result in substantial losses to them.

●	The market price of our common stock is still likely to be highly volatile and subject to wide fluctuations, and stockholders may be unable to resell shares of common stock at or above the price at which they are acquired.

●	We have not paid dividends in the past and do not expect to pay dividends for the foreseeable future, and any return on investment may be limited to potential future appreciation in the value of our common stock.

General Risks

●	We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

●	Failure to remediate material weaknesses in internal controls over financial reporting could result in material misstatements in our financial statements.

●	The requirements of being a public company may strain our resources and divert management’s attention.

●	We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares of common stock less attractive to investors.

●	Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

●	Our operations could be adversely affected by events outside of our control, such as natural disasters, wars, or health epidemics.

Additional Risks

Risks Relating to the Senior Convertible Notes

The issuance of shares of our common stock pursuant to our Senior Convertible Notes may result in significant dilution to our stockholders.

The conversion of our outstanding Senior Convertible Notes, issued on October 5, 2021, could result in the issuance of a significant number of shares of our common stock. Currently, the $20 million principal amount of Senior Convertible Notes is convertible at a price of $4.05 per share, which would result in the issuance of 4,938,272 shares of our common stock upon the conversion of the Senior Convertible Notes in full. At the option of Akerna, the installment payments on the Senior Convertible Notes can be converted into shares of common stock of Akerna at a price per share equal to the lower of (i) the conversion price then in effect, or (ii) the greater of (x) the floor price of $0.54 and (y) 90% of the lower of (A) the volume-weighted average price of the common stock as of the trading day immediately preceding the applicable date of determination and (B) the quotient of (I) the sum of the volume-weighted average price of the common stock for each of the two (2) trading days with the lowest volume-weighted average price of the common stock during the ten consecutive trading day period ending on and including the trading day immediately prior to the applicable date of determination, divided by (II) two.

Due to the variable nature of the adjustments of installment conversion prices and the formula that sets certain conversion prices of these securities based on a discount to the then-current market price, we could issue up to 37,037,037 shares of common stock upon conversion of the Senior Convertible Notes at the floor price, which may result in significant dilution to our stockholders and could negatively impact the trading price of our common stock.

Our obligations to the holders of our Senior Convertible Notes are secured by a security interest in substantially all of our assets, if we default on those obligations, the Senior Convertible Note holders could foreclose on our assets.

Our obligations under the Senior Convertible Notes, issued on October 5, 2021, and the related transaction documents are secured by a security interest in substantially all of our assets. As a result, if we default on our obligations under such Senior Convertible Notes, the collateral agent on behalf of the holders of the Senior Convertible Notes could foreclose on the security interests and liquidate some or all of our assets, which would harm our business, financial condition and results of operations and could require us to reduce or cease operations and investors may lose all or part of your investment.

Events of default under the Senior Convertible Notes include: (i) the failure of the registration statement to which this prospectus relates (under the registration rights agreement between the Company and the holders) to be filed with the SEC or the failure of the applicable registration statement to be declared effective by the SEC by deadlines set forth in the registration rights agreement; (ii) (x) the effectiveness of the applicable registration statement lapses for any reason or such registration statement is unavailable to any holder of registrable securities and Rule 144 (subject to certain conditions) is not unavailable to any holder of the conversion shares; (iii) suspension of trading of the Company’s common stock on a national securities exchange for five days; (iv) uncured conversion failure; (v) failure by the Company to maintain required share allocations for the conversion of the Senior Convertible Notes; (vi) failure by the Company to pay principal when due; (vii) failure of the Company to remove restricted legends from shares issued to a holder upon conversion of the Senior Convertible Notes; (viii) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $50,000 of indebtedness of the Company; (ix) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any subsidiary and not dismissed within 45 days of initiation; (x) the commencement by the Company or any subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xi) the entry by a court of a decree, order, judgment or other similar document in respect of the Company or any subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law; (xii) final judgment for the payment of money aggregating in excess of $50,000 are rendered against the Company or any subsidiary of the Company and not bonded or discharged within 30 days; (xiii) failure of the Company or any subsidiary to pay when due any debts in excess of $50,000 due to any third party; (xiv) breaches by the Company or any subsidiary of any representations or warranties in the securities purchase agreement for the Senior Convertible Notes or any document contemplated thereby; (xv) a false or inaccurate certification by the Company that either (A) the “Equity Conditions” (as defined in the Senior Convertible Notes) are satisfied, (B) there has been no “Equity Conditions Failure,” (as defined in the Senior Convertible Notes) or (C) as to whether any Event of Default has occurred; (xvi) failure of the Company or any subsidiary to comply with certain of the covenants in the Senior Convertible Notes; (xvii) the occurrence of (A) at any time after the six month anniversary of the issuance date, any current public information failure that remains outstanding for a period of twenty (20) trading days or (B) any restatement of any financial statements of the Company filed with the SEC; (xviii) any material adverse effect occurring; (xix) any provision of any transaction document shall at any time for any reason cease to be valid and binding or enforceable; (xx) any security document shall for any reason (other than pursuant to the express terms thereof or due to any failure or omission of the collateral agent) fail or cease to create a separate valid and perfected and, except to the extent permitted by the terms hereof or thereof, first priority lien; (xxi) any material damage to, or loss, theft or destruction of, any collateral, that is material to the business of the Company or any subsidiary and is not reimbursed by insurance; or (xxii) any Event of Default occurs under any other Senior Convertible Notes.

The holders of the Senior Convertible Notes have certain additional rights upon an event of default under such Senior Convertible Notes, which could harm our business, financial condition, and results of operations and could require us to reduce or cease our operations.

Under the Senior Convertible Notes, the holders have certain rights upon an event of default. Such rights include (i) the remaining principal amount of the Senior Convertible Notes bearing interest at a rate of 15% per annum, (ii) during the event of default the holders of the Senior Convertible Notes will be entitled to convert all or any portion of the Senior Convertible Notes at an alternate conversion price equal to the lower of (i) the conversion price then in effect, and (ii) 80% of the lower of (x) the volume weighted average price of the common stock as of the trading day immediately preceding the applicable date of determination and (y) the quotient of (A) the sum of the volume weighted average price of the common stock for each of the two (2) trading days with the lowest volume weighted average price of the common stock during the ten consecutive trading day period ending and including the trading day immediately prior to the applicable date of determination, divided by (B) two, but not less than the floor price, and (iii) the holder having the right to demand redemption of all or a portion of the Senior Convertible Notes, as described below. At any time after certain notice requirements for an event of default are triggered, a holder of Senior Convertible Notes may require us to redeem all or any portion of the convertible note by delivering written notice. The redemption price will equal the greater of (i) 115% of the outstanding principal of the convertible note to be redeemed and accrued and unpaid interest and unpaid late charges thereon, and (ii) an amount equal to the market value of the shares of the common stock underlying the Senior Convertible Notes, as determined in accordance with the Senior Convertible Notes. Upon the occurrence of certain events of default relating to the bankruptcy of Akerna, whether occurring prior to or following the maturity date, Akerna will be required to immediately redeem the Senior Convertible Notes, in cash, for an amount equal to 115% of the outstanding principal of the Senior Convertible Notes, and accrued and unpaid interest and unpaid late charges thereon, without the requirement for any notice or demand or other action by any holder or any other person or entity. We may not have sufficient funds to settle the redemption price and, as described above, this could trigger rights under the security interest granted to the holders and result in the foreclosure of their security interests and liquidation of some or all of our assets.

The exercise of any of these rights upon an event of default could substantially harm our financial condition, substantially dilute our other shareholders and force us to reduce or cease operations and investors may lose all or part of their investment.

FORWARD-LOOKING STATEMENTS

This prospectus, the documents incorporated by reference herein and the exhibits attached hereto contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future events or our future results of operations, financial condition, business, strategies, financial needs, and the plans and objectives of management, are forward-looking statements. In some cases forward-looking statements can be identified because they contain words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “likely,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” or similar expressions and the negatives of those terms. Forward-looking statements are based on information available to our management as of the date of this prospectus and our management’s good faith belief as of such date with respect to future events and are subject to a number of risks, uncertainties, and assumptions that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements, in particular the substantial risks and uncertainties related to the ongoing COVID-19 pandemic. Important factors that could cause such differences include, but are not limited to:

●	our ability to sustain our revenue growth rate, to achieve or maintain profitability, and to effectively manage our anticipated growth;

●	our short operating history makes it difficult to evaluate our business and future prospects;

●	our dependence on the commercial success of our clients, the continued growth of the cannabis industry and the regulatory environment in which the cannabis industry operates;

●	our ability to attract new clients on a cost-effective basis and the extent to which existing clients renew and upgrade their subscriptions;

●	the timing of our introduction of new solutions or updates to existing solutions;

●	our ability to successfully diversify our solutions by developing or introducing new solutions or acquiring and integrating additional businesses, products, services, or content;

●	our ability to respond to changes within the cannabis industry;

●	the effects of adverse changes in, or the enforcement of, federal laws regarding our clients’ cannabis operations or our receipt of proceeds from such operations;

●	our ability to manage unique risks and uncertainties related to government contracts;

●	our ability to manage and protect our information technology systems;

●	our ability to maintain and expand our strategic relationships with third parties;

●	our ability to deliver our solutions to clients without disruption or delay;

●	our exposure to liability from errors, delays, fraud, or system failures, which may not be covered by insurance;

●	our ability to expand our international reach;

●	our ability to retain or recruit officers, key employees, and directors;

●	our ability to raise additional capital or obtain financing in the future;

●	our ability to successfully integrate acquired businesses with Akerna’s business within anticipated timelines and at their expected costs;

●	our ability to complete planned acquisitions on time or at all due to failure to obtain stockholder approval or governmental or regulatory clearances, or the failure to satisfy other conditions to completion, or the failure of completion for any other reason;

●	our response to adverse developments in the general market, business, economic, labor, regulatory, and political conditions, including worldwide demand for cannabis and the spot price and long-term contract price of cannabis;

●	our response to competitive risks;

●	our ability to protect our intellectual property;

●	the market reaction to negative publicity regarding cannabis;

●	our ability to manage the requirements of being a public company;

●	our ability to service our convertible debt;

●	our accounting treatment of certain of our private warrants;

●	our ability to effectively manage any disruptions to our business and/or any negative impact to our financial performance caused by the economic and social effects of the COVID-19 pandemic and measures taken in response; and

●	other factors discussed in other sections of this prospectus, including the section titled “Risk Factors,” and in the Company’s transition report for the six-month period ended December 31, 2020 on Form 10-KT, incorporated herein by reference, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

RECENT DEVELOPMENTS

At the Market Equity Program

On July 23, 2021, we entered into an Equity Distribution Agreement with Oppenheimer & Co. Inc. and A.G.P./Alliance Global Partners. Pursuant to the terms of the Agreement, we may offer and sell from time to time, up to $25 million of shares of our common stock. While no assurance can be provided that we will be able to raise capital under such program, we intend to use the net proceeds from the sale of our shares of common stock, if any, for general corporate purposes, including working capital, marketing, product development, capital expenditures and merger and acquisition activities.

As of October 19, 2021, we have raised $1.9 million through the issuance of 556,388 shares through the above program.

PPP Loan Forgiveness

On September 3, 2021, our outstanding loan from KeyBank under the Paycheck Protection Program was forgiven, and we received notification that the SBA remitted the full forgiveness payment to KeyBank. The loan forgiveness of $2.2 million was recorded as a gain on loan forgiveness in our income statement and we derecognized the outstanding loan balance and accrued interest on the balance sheet.

Acquisition of 365 Cannabis

On October 1, 2021, we closed our previously announced Stock Purchase Agreement (the “365 Agreement”) with the shareholders (the “Sellers”) of The NAV People Inc., a Delaware corporation d/b/a “365 Cannabis” (“365 Cannabis”), pursuant to which we acquired all right, title and interest in 100% of the issued and outstanding capital stock of 365 Cannabis (calculated on a fully diluted basis), free and clear of all liens. The 365 Agreement was previously described in and filed with our Current Report on Form 8-K, filed with the SEC on September 21, 2021.

The consideration amount under the 365 Agreement was $17 million (the “Purchase Price). As previously reported, the Purchase Price was payable as (a) at least $4 million of cash (the “Cash Consideration”) and (b) a number of fully paid and nonassessable shares of our common stock, par value $0.0001 per share, that is equal to the Purchase Price less the Cash Consideration divided by $3.36, with the Cash Consideration being subject to upward adjustment by us in our sole discretion at closing. At the closing, we elected to pay $4.5 million in Cash Consideration, and the parties agreed to approximately $500,000 of Cash Consideration being moved to 12 months after the closing. Therefore, we issued 3,571,429 shares of common stock (the “Stock Consideration”), representing an aggregate value of approximately $12 million. 357,143 shares of the Stock Consideration will be held in escrow for a period of, and will be released from escrow after a period of, 12 months, subject to certain indemnity claims under the 365 Agreement. The shares of common stock are also subject to a lock-up agreement between us and the Sellers and will be released from lock-up as follows: (a) 50% of the Stock Consideration six months from the date of the closing, (b) 25% of the Stock Consideration nine months from the date of closing and (c) the remaining 25% of the Stock Consideration one year from the date of the closing.

Convertible Note Financing

On October 5, 2021, we issued the Senior Convertible Notes in the Private Placement. See “Private Placement of Senior Convertible Notes” below for more details on the Private Placement and the Senior Convertible Notes.

PRIVATE PLACEMENT OF SENIOR CONVERTIBLE NOTES

On October 5, 2021, we entered into a Securities Purchase Agreement with the two institutional investors (each a “Holder” and collectively the “Holders”) that held the Company’s convertible notes issued in June of 2020 (the “2020 Notes”) to sell to the Holders the Senior Convertible Notes in the Private Placement, with an aggregate principal amount of $20,000,000 having an aggregate original issue discount of 10%, and ranking senior to all our outstanding and future indebtedness. Approximately $3.3 million of the proceeds from the Senior Convertible Notes were used to payoff the 2020 Notes, which were then cancelled.

Net proceeds from the issuance of the Senior Convertible Notes was approximately $14.6 million, following the original issue discount and deductions for expenses and payment of the 2020 Notes.

Securities Purchase Agreement

The Securities Purchase Agreement contains customary representations and warranties of the Holders and the Company regarding the purchase and offer and sell of the Senior Convertible Notes. Under the Securities Purchase Agreement, we make certain covenants including, but not limited to: (i) timely filing our reports with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) provision of certain financial information to the Holders, (iii) maintaining the listing of the shares of common stock on an eligible market, (iv) payment of certain fees of the Holders, (v) maintaining a share reserve of the common stock for issuance upon conversion of the Senior Convertible Notes, (vi) use our reasonable best efforts to obtain the required stockholder approval (as set forth below), (vii) until the 90th calendar day after the closing date (the “Restricted Period”), neither the we nor any of our subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any equity security, any debt, any preferred stock or any purchase rights), subject to certain customary exceptions as set forth in the Securities Purchase Agreement; (viii) during the Restricted Period, we will not file any registration statements under the Securities Act, subject to certain exceptions as set forth in the Securities Purchase Agreement, and (ix) so long as the Senior Convertible Notes remain outstanding, we will not issue any variable rate securities or enter into any variable rate transactions, subject to certain exceptions.

Under the Securities Purchase Agreement, we agreed to hold a stockholder meeting, by no later than June 30, 2022, to approve resolutions authorizing the issuance of shares of common stock under the Senior Convertible Notes for the purposes of compliance with the stockholder approval rules of the Nasdaq Stock Market. If such approval is not received by June 30, 2022, we will be obligated to continue to seek stockholder approval by September 30, 2022 and every three months thereafter until such approval is obtained.

Senior Convertible Notes

Pursuant to the Securities Purchase Agreement, on October 5, 2021, we issued two Senior Convertible Notes in an aggregate original principal amount of $20,000,000 to the Holders in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D as promulgated by the SEC under the Securities Act, based in part on the representations of the Holders in the Securities Purchase Agreement.

The Senior Convertible Notes were sold with an original issue discount pursuant to which the Holders paid $900 per each $1,000 in principal amount of the Senior Convertible Notes and do not bear interest except upon the occurrence of an event of default.

The Senior Convertible Notes mature on October 5, 2024, are payable by us in installments and are convertible at the election of the Holders as more fully described below.

Under the terms of the Senior Convertible Notes, the Senior Convertible Notes are convertible at any time, in whole or in part, at the option of the holders thereof, into shares of common stock at a rate equal to the amount of principal, interest (if any) and unpaid late charges (if any), divided by a conversion price of $4.05.

Notwithstanding the foregoing, as further described below, the Holders are prohibited from converting the Senior Convertible Notes and any payments of interest and principal in shares of the common stock will be held in abeyance, to the extent a Holder would beneficially own more than 4.99% (or 9.99%, if the holder elects the higher threshold) of our outstanding shares of the common stock after such conversion or payment.

Maturity and Repayment Dates

The Senior Convertible Notes mature (the “Maturity Date”) on October 5, 2024. The Senior Convertible Notes are amount is payable in monthly installments beginning on January 1, 2022. On the installment dates from and including January 1, 2022 through and including March 1, 2022, we will pay an installment amount (the “Installment Amount”) equal to the lesser 100% of $1,100,000 in principal amount or 110% of the principal amount then outstanding under the Senior Convertible Notes. With respect to installment dates from, and including April 1, 2022 through to, but not including, the Maturity Date, we will pay an Installment Amount equal to the lesser 110% of $1,100,000 in principal amount in principal amount or 110% of the principal amount then outstanding under the Senior Convertible Notes. On the Maturity Date, we will pay 110% of the principal amount then outstanding under the Senior Convertible Notes. We may not prepay a portion of the principal amount nor interest, if any, but we may redeem the Senior Convertible Notes in their entirety pursuant to our redemption right described below.

Interest

The Senior Convertible Notes were sold with an original issue discount and do not bear interest except upon the occurrence of an Event of Default (described below), in which event the applicable rate will be 15.00% per annum.

Conversion

The Senior Convertible Notes are convertible at any time in whole or in part, subject to us not issuing more shares of common stock than permitted under the rules of the Nasdaq Stock Market prior to obtaining the Stockholder Approval, at the option of the holders thereof, into shares of the common stock at a rate equal to the amount of principal, interest (if any) and unpaid late charges (if any), divided by a conversion price of $4.05 (the “Conversion Price”). The Conversion Price is subject to standard adjustments in the event of any stock split, stock dividend, stock combination, recapitalization or other similar transaction.

In connection with the occurrence of Events of Default, the holders of the Senior Convertible Notes will be entitled to convert all or any portion of the Senior Convertible Notes at an alternate conversion price equal to the lower of (i) the conversion price then in effect, and (ii) the greater of (x) the Floor Price then in effect and (y) 80% of the lower of (x) the VWAP of the common stock as of the Trading Day immediately preceding the applicable date of determination and (y) the quotient of (A) the sum of the VWAP of the common stock for each of the two (2) Trading Days with the lowest VWAP of the common stock during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately prior to the applicable date of determination, divided by (B) two (2), but not less than the Floor Price.

Conversion Limitation and Exchange Cap

The holders of the Senior Convertible Notes do not have the right to convert any portion of the Senior Convertible Notes, to the extent that, after giving effect to such conversion, such Holder (together with certain related parties) would beneficially own in excess of 4.99% of the shares of the common stock outstanding immediately after giving effect to such conversion. A holder may from time to time increase this limit to 9.99%, provided that any such increase will not be effective until the 61st day after delivery of a notice to us of such increase.

In addition, the Senior Convertible Notes shall not be convertible to the extent the conversion would result in us issuing more shares of common stock than permitted under the rules of the Nasdaq Stock Market until such time as we shall have obtained the Stockholder Approval.

Events of Default

The Senior Convertible Note includes certain customary Events of Default, including, among other things, the breach of the financial covenant described in “—Covenants” below.

In connection with an Event of Default, the holders of the Senior Convertible Notes may require us to redeem in cash any or all of the Senior Convertible Notes. The redemption price will equal the greater of (i) 115% of the outstanding principal of the Convertible Note to be redeemed and accrued and unpaid interest and unpaid late charges thereon, and (ii) an amount equal to market value of the shares of the common stock underlying the Senior Convertible Notes, as determined in accordance with the Senior Convertible Notes. Upon the occurrence of certain Events of Default relating to the bankruptcy of the Company, whether occurring prior to or following the maturity date, we will be required to immediately redeem the Senior Convertible Notes, in cash, for an amount equal to 115% of the outstanding principal of the Senior Convertible Notes, and accrued and unpaid interest and unpaid late charges thereon, without the requirement for any notice or demand or other action by any holder or any other person or entity.

Change of Control

In connection with a Change of Control (as defined in the Senior Convertible Notes), the holders of the Senior Convertible Notes may require us to redeem all or any portion of the Senior Convertible Notes. The redemption price per share will equal the greatest of (i) 115% of the outstanding principal of the Senior Convertible Notes to be redeemed, and accrued and unpaid interest and unpaid late charges thereon, (ii) 115% of the market value of the shares of the common stock underlying the Senior Convertible Notes, as determined in accordance with the Senior Convertible Notes, and (iii) 115% of the aggregate cash consideration that would have been payable in respect of the shares of the common stock underlying the Senior Convertible Notes, as determined in accordance with the Senior Convertible Notes. Upon a Change of Control, we shall have the right to require the Holder to elect to effect a Change of Control redemption in connection therewith (or, at the option of the Holder, to receive reference property as if the Holder has converted and participated in the Change of Control as a holder of shares of common stock issuable upon conversion of the Senior Convertible Notes.

Adjustment to Conversion Price

In the event that we grants, issues, or sells, or enters into an agreement to grant, issue, or sell, any shares of the Company’s common stock, options, or any other type of convertible securities for a price that is lower than the conversion price of $4.05 (the “New Issuance Price”), then the Holders’ conversion price shall be reduced to such New Issuance Price. This conversion price adjustment does not apply to certain excluded securities, which include (a) shares of common stock that are issued or issuable pursuant to our employee incentive plan not to exceed 5% of the issued and outstanding on the date of signing and subject to certain limitations on repricing of options, (b) shares of common stock issuable upon the conversion or exercise of outstanding convertible securities of the Company (provided the terms of such securities are not amended or modified), (c) shares of common stock issued or issuable in connection with certain strategic acquisitions, shares of common stock issuable upon the conversion of the Senior Convertible Notes, and (d) shares of common stock issued pursuant to a bona fide at-the-market offering, with gross proceeds in an aggregate not exceeding $5 million in any given twelve month period (or such shorter since the issuance of the Senior Convertible Notes).

Installment Conversions and Redemptions

The Senior Convertible Notes require that, on each installment date thereunder, we will pay applicable installment amount, together with interest and late charges, if any, thereon. We may pay the installment amount by converting all or any portion thereof into shares of the common stock, subject to the satisfaction of customary equity conditions.

If we satisfy such equity conditions (subject to the holder’s right to waive any such condition), we will convert the portion of the installment amount subject to such installment conversion into shares of its common stock at a price per share equal to the lower of lowest of (i) the conversion price then in effect, (ii) the greater of (x) the floor price and (y) 90% of the lower of (A) the volume weighted average price of the common stock as of the trading day immediately preceding the applicable date of determination and (B) the quotient of (I) the sum of the volume weighted average price of the common stock for each of the two (2) trading days with the lowest volume weighted average price of the common stock during the ten (10) consecutive trading day period ending and including the trading day immediately prior to the applicable date of determination, divided by (II) two (2). All such determinations to be appropriately adjusted for any stock split, stock dividend, stock combination or other similar transaction during any such measuring period, but not less than the floor price.

If we elect to effect an installment redemption or if an installment conversion is not permitted because certain equity conditions are not met, we must redeem the Installment Amount in cash. Provided further that if we havesold any shares of common stock in an at-the-market offering during the twelve calendar months immediately prior to any given installment date (or, if less, the period commencing on the issuance date through the trading day immediately prior to such given installment date), we shall not be permitted to effect an installment redemption for such installment date hereunder unless (I) no Price ATM Failure (as defined in the Senior Convertible Notes) then exists or (II) in lieu of the payment of 100% of the applicable installment redemption amount as the installment redemption price, we shall instead pay (or, if an Equity Conditions Failure then exists and is not waived by the Holder, shall be required to pay) 110% of the applicable installment amount as the installment redemption price for such installment redemption.

The Holders of the Senior Convertible Notes may elect to defer conversion until the next installment date or accelerate the conversion of previously deferred installment amounts during the period from the current installment date to the next installment, with the amount to be accelerated and converted subject to certain restrictions as set forth in the Senior Convertible Notes.

Redemption at the Company’s Election

Subject to meeting certain customary equity conditions (including minimum price and volume requirements, we have the right to redeem all, but not less than all, of the Conversion Amount then remaining under the Senior Convertible Notes by payment on the redemption date of a cash price equal to the greater of (i) 121% of the conversion amount being redeemed as of such redemption date and (ii) 115% of the product of (1) the conversion rate with respect to the conversion amount being redeemed as of the redemption date multiplied by (2) the greatest closing sale price of the common stock on any trading day during the period commencing on the date immediately preceding the date of our notice to the Holders of our election to exercise such redemption and ending on the trading day immediately prior to the date we make the entire payment required to be made pursuant to the redemption right.

Covenants

We are subject to certain customary affirmative and negative covenants regarding the incurrence of indebtedness, the existence of liens, the repayment of indebtedness, the payment of cash in respect of dividends, distributions or redemptions, and the transfer of assets, among other matters. We are also subject to financial covenants that requires it to maintain available cash in the amount of $8,000,000 at the end of each calendar month, subject to reduction by $1 million for each $3 million of Principal paid or converted with a floor of $5 million, a six month cash burn limit of $8 million and a quarterly cash burn limit of $4.5 million.

Registration Rights Agreement

Pursuant to the Securities Purchase Agreement, we entered into a Registration Rights Agreement with the Holders pursuant to which we agreed to file a registration statement on Form S-3 (or such other available form) (the “Registration Statement”) with the SEC under the Securities Act registering the resale of the shares of common stock issuable upon conversion of the Senior Convertible Notes by the Holders thereof and their permitted assignees. Under the Registration Rights Agreement, we have agreed to file the Registration Statement within 15 calendar days of the closing of the issuance of the Senior Convertible Notes under the Securities Purchase Agreement and to bring such Registration Statement effective by the earlier of the (a) 45th calendar day (or, if such Registration Statement is subject to a full review by the SEC, the 75th calendar day) after the closing date and (B) the 2nd business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review. We are also obligated to maintain such Registration Statement until the earlier of (i) the date as of which all of the Holders may sell all of the share of common stock required to be covered by such Registration Statement without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which the Holders shall have sold all of the shares of common stock covered by such Registration Statement or (iii) the later of (x) ninety (90) calendar days after the date no Senior Convertible Notes remain outstanding and (y) the first anniversary of the Maturity Date of the Senior Convertible Notes. We are subject to certain penalties for failure to file, bring effective or maintain the Registration Statement by the deadlines and for the time periods set forth in the Registration Rights Agreement, subject to certain exceptions and limitations.

Additional Information

The foregoing is only a summary of the material terms of the Securities Purchase Agreement, the Senior Convertible Note, the Registration Rights Agreement and the other transaction documents, and does not purport to be a complete description of the rights and obligations of the parties thereunder. The summary of the Purchase Agreement, the Senior Convertible Note and the Registration Rights Agreement is qualified in its entirety by reference to the forms of such agreements, which are incorporated as exhibits to the registration statement of which this prospectus form a part and are incorporated herein by reference.

USE OF PROCEEDS

 This prospectus relates to the sale or other disposition of shares of our shares by the selling stockholders listed under “Selling Stockholders” section below, and their transferees. We will not receive any proceeds from any sale of the shares by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The selling stockholders will offer common stock at the prevailing market prices or privately negotiated price as they may determine from time to time.

The offering price of our common stock to be sold by the selling stockholders does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market.

In addition, there is no assurance that our common stock will trade at market prices in excess of the offering price as prices for common stock in any public market will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are those issuable to the selling stockholders upon conversion of the Senior Convertible Notes. For additional information regarding the issuance of the Senior Convertible Notes, see “Private Placement of Senior Convertible Notes” above. We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time. Except for the ownership of the Senior Convertible Notes issued pursuant to the Securities Purchase Agreement and the 2020 Notes, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of the shares of common stock held by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by the selling stockholders, based on their respective ownership of shares of common stock and notes, as of October 19, 2021, assuming conversion of the notes held by each such selling stockholder on that date but taking account of any limitations on conversion set forth therein.

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders and does not take in account any limitations on conversion of the Senior Secured Notes set forth therein.

In accordance with the terms of a registration rights agreement with the holders of the Senior Secured Notes, this prospectus generally covers the resale of the maximum number of shares of common stock issued or issuable pursuant to the Senior Secured Notes, determined as if the outstanding Senior Secured Notes were converted in full at the floor price of $0.54 (without regard to any limitations on conversion contained therein solely for the purpose of such calculation) at a conversion price calculated as of the trading day immediately preceding the date the registration statement of which this prospectus is a part was initially filed with the SEC. Because the conversion price of the Senior Convertible Notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes, a selling stockholder may not convert the Senior Convertible Notes to the extent (but only to the extent) such selling stockholder or any of its affiliates would beneficially own a number of shares of our common stock which would exceed 4.99% of the outstanding shares of the Company. The number of shares in the second column reflects these limitations. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of Shares of Common Stock Beneficially Owned Prior to the Offering(1)			Maximum Number of Shares of Common Stock to be Sold Pursuant to this	Number of Shares of Common Stock Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Shares	Percent		Prospectus	Shares	Percent
High Trail Investments ON LLC (2)	1,529,545	4.99	%(3)	20,370,370	0
Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B(4)	1,529,545	4.99	%(5)	16,666,667	0	—
TOTAL		—		37,037,037	0	—

(1)	The percentage of ownership before the offering is calculated based on 30,652,216 shares outstanding as of October 19, 2021. The percentage of ownership after the offering assumes the issuance of all of the shares underlying the Senior Convertible Note that are offered for resale hereby, and the sale by such selling stockholder of all of the shares offered for resale hereby.

(2)	Hudson Bay Capital Management LP, the investment manager of High Trail Investments ON LLC, has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of High Trail Investments ON LLC and Sander Gerber disclaims beneficial ownership over these securities. The address of the Selling Stockholder is c/o High Trail Capital LP is 221 River Street, 9th Floor, Hoboken, NJ 07030.

(3)	The beneficial ownership of High Trail Investments ON LLC consists entirely of shares underlying the Senior Convertible Note. The amounts set forth in the table reflect the application of the 4.99% limitation and assume the immediate conversion of the Senior Convertible Note at the alternate conversion price. Without giving effect to the 4.99% limitation, and assuming that all future interest and principal is paid in shares of our common stock on each scheduled payment date prescribed by the Senior Convertible Notes, the maximum number of shares into which the Senior Convertible Notes held by High Trail Investments ON LLC would be convertible, assuming no event of default under the Senior Convertible Notes, would be approximately 20,370,370 shares of common stock, based on an assumed price of $0.54 per share, the Floor Price under the Senior Convertible Note.

(4)	Ayrton Capital LLC, the investment manager to Alto Opportunity Master Fund, SPC – Segregated Master Portfolio B, (“Alto Opportunity Master Fund B”), has discretionary authority to vote and dispose of the shares held by Alto Opportunity Master Fund B. Waqas Khatri is the managing member of Ayrton Capital LLC and in his capacity as director of Alto Opportunity Master Fund B, may also be deemed to have investment discretion and voting power over the shares held by Alto Opportunity Master Fund B. Mr. Khatri disclaims any beneficial ownership of these shares. The address of Ayrton Capital, LLC is 55 Post Road West, 2nd Floor, Westport, CT 06880.

(5)	The beneficial ownership of Alto Opportunity Master Fund B consists entirely of shares underlying the Senior Convertible Note. The amounts set forth in the table reflect the application of the 4.99% limitation and assume the immediate conversion of the Senior Convertible Note at the alternate conversion price. Without giving effect to the 4.99% limitation, and assuming that all future interest and principal is paid in shares of our common stock on each scheduled payment date prescribed by the Senior Convertible Notes, the maximum number of shares into which the Senior Convertible Notes held by Alto Opportunity Master Fund B would be convertible, assuming no event of default under the Senior Convertible Notes, would be approximately 16,666,667 shares of common stock, based on an assumed price of $0.54 per share, the Floor Price under the Senior Convertible Note.

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the Senior Convertible Notes to permit the resale of these shares of common stock by the holders of the Senior Convertible Notes from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

●	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

●	in the over-the-counter market;

●	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

●	through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	short sales made after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;

●	broker-dealers may agree with a selling security holder to sell a specified number of such shares at a stipulated price per share;

●	a combination of any such methods of sale; and

●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholders may transfer the shares of common stock by other means not described in this prospectus. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the Senior Convertible Notes or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $46,000 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

DIVIDEND POLICY

We do not intend to pay dividends for the foreseeable future. In addition, our ability to pay dividends is restricted by agreements governing Akerna’s and its subsidiaries’ debt, including the Company’s senior secured convertible notes. See “Risk Factors” above.

MARKET FOR COMMON SHARES

Our shares of common stock trade on the Nasdaq Capital Market under the symbol “KERN”. October 19, 2021, the last reported sale price of the common stock on the Nasdaq Capital Market was $3.09 per share, there were 30,652,216 shares of common stock issued and outstanding, and we had approximately 220 registered shareholders of record.

DESCRIPTION OF CAPITAL STOCK

As of October 19, 2021, our authorized common stock capital consists of 75,000,000 shares of common stock, $0.0001 par value per share, of which 30,652,216 shares of common stock are issued and outstanding and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which one share of special voting preferred stock is issued and outstanding with a voting equivalent of 385,947 shares of common stock. We are a Delaware corporation and our affairs are governed by our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws. The following are summaries of material provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws insofar as they relate to the material terms of our common stock. Complete copies of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are filed as exhibits to our public filings.

Common Stock

All outstanding shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. Subject to the prior rights of all classes or series of stock at the time outstanding having prior rights as to dividends or other distributions, all stockholders are entitled to share equally in dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available. Subject to the prior rights of creditors of Akerna and the holders of all classes or series of stock at the time outstanding having prior rights as to distributions upon liquidation, dissolution or winding up of Akerna, in the event of liquidation, the holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities. The stockholders do not have cumulative, preemptive rights, or subscription rights.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of Preferred Stock in one or more series. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, liquidation preferences, conversion rights and preemptive rights. Issuance of Preferred Stock by our board of directors may result in such shares having dividend and/or liquidation preferences senior to the rights of the holders of our common stock and could dilute the voting rights of the holders of our common stock.

Prior to the issuance of shares of each series of Preferred Stock, the board of directors is required by the Delaware General Corporation Law and our certificate of incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including, but not limited to, some or all of the following:

●	the number of shares constituting that series and the distinctive designation of that series, which number may be increased or decreased (but not below the number of shares then outstanding) from time to time by action of the board of directors;

●	the dividend rate and the manner and frequency of payment of dividends on the shares of that series, whether dividends will be cumulative, and, if so, from which date;

●	whether that series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

●	whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the board of directors may determine;

●	whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption;

●	whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

●	whether or not the shares of the series will have priority over or be on a parity with or be junior to the shares of any other series or class in any respect;

●	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights or priority, if any, of payment of shares of that series; and

●	any other relative rights, preferences and limitations of that series.

Once designated by our board of directors, each series of Preferred Stock may have specific financial and other terms that will be described in a prospectus. The description of the Preferred Stock that is set forth in any prospectus is not complete without reference to the documents that govern the Preferred Stock. These include our certificate of incorporation and any certificates of designation that our board of directors may adopt.

All shares of Preferred Stock offered hereby will, when issued, be fully paid and nonassessable, including shares of Preferred Stock issued upon the exercise of Preferred Stock Warrants or subscription rights, if any.

Although our board of directors has no intention at the present time of doing so, it could authorize the issuance of a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt.

Special Voting Share

The special voting share has a par value of $0.0001 per share. The special voting share entitles the holder thereof to an aggregate number of votes equal to the number of the Exchangeable Shares issued and outstanding from time to time and that are not owned by us or our subsidiaries. Except as otherwise provided herein or by law, the holder of the special voting share and the holders of our common stock will vote together as a single class on all matters submitted to a vote of Akerna’s shareholders. With respect to all meetings of shareholders of Akerna at which holders of Akerna shares are entitled to vote, each registered holder of Exchangeable Shares shall be entitled to instruct the trustee holding the special voting share to cast and exercise, in the manner instructed, that number of votes equal to the “Equivalent Vote Amount” for each Exchangeable Share owned of record by such holder of Exchangeable Shares at the close of business on the record date established by Akerna or by applicable law for such meeting, in respect of each matter, question, proposal or proposition to be voted on at such meeting. At such time as the special voting share has no votes attached to it, the special voting share shall be automatically cancelled.

Exchangeable Shares

The Exchangeable Shares of Exchangeco are intended to be substantially economically equivalent to shares of our common stock. The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares of Exchangeco include the following:

●	any holder of Exchangeable Shares of Exchangeco is entitled to require Exchangeco to redeem any or all of the Exchangeable Shares registered in his/her name in exchange for one share of our common stock for each Exchangeable Share presented and surrendered;

●	in the event Akerna declares a dividend on its common stock, the holders of Exchangeable Shares of Exchangeco are entitled to receive from Exchangeco the same dividend, or an economically equivalent dividend, on their Exchangeable Shares;

●	the holders of the Exchangeable Shares of Exchangeco are not entitled to receive notice of or to attend any meeting of the shareholders of Exchangeco or to vote at any such meeting, except as required by law or as specifically provided in the Exchangeable Share conditions; and

●	the holders of Exchangeable Shares of Exchangeco are entitled to instruct the Trustee to vote the special voting stock as described above.

Of the 3,294,574 Exchangeable Shares that were issued to former Ample shareholders in connection with the consummation of the Arrangement, an aggregate of 658,915 Exchangeable Shares were issued as “Closing Consideration” and an aggregate of 2,635,659 Exchangeable Shares, constituting part of the “Escrowed Consideration” were issued into escrow pursuant to an escrow agreement (the “Escrow Agreement”), entered into on July 7, 2020 by and among the Company, ExchangeCo, John Prentice, as Shareholder Representative, and Odyssey Trust Company. Under the Escrow Agreement, subject to unresolved claims by the Company under the Arrangement Agreement in respect of fraud, the Escrowed Consideration shall be released to former Ample shareholders upon the six-, nine-, and twelve-month anniversaries of the Closing Date in accordance with the following schedule -- 988,372 shares on the six-month anniversary, 823,643 shares on the nine-month anniversary, and 823,644 shares on the twelve-month anniversary. As of the date hereof, 2,908,627 shares of common stock of Akerna have been issued on conversion of Exchangeable Shares.

Registration Rights

We have granted registration rights under the Securities Act to certain holders of our common stock in relation to our acquisitions of Ample and 365 and in relation to our issuance of the Senior Convertible Notes. In relation to Ample, we agreed to file and maintain, until no Exchangeable Shares remain outstanding, a registration statement regarding the exchange of the Exchangeable Shares into shares of our common stock pursuant to their terms. In relation thereto, we filed a registration statement on Form S-1 on July 9, 2020 (333-239783) which was brought effective on August 14, 2020, as amended on January 8, 2021 and as amended on Form S-3 on May 24, 2021. In relation to the acquisition transaction of 365 Cannabis, we have agreed to register the shares of common stock issuable upon initial closing of the transaction and upon settlement of the earn-out provision, if any. In relation to our issuance of the Senior Convertible Notes, we have agreed to file the registration statement of which this propsectus forms a part. We are also obligated to maintain such registration statement until the earlier of (i) the date as of which all of the holders may sell all of the conversion shares required to be covered by such registration statement without restriction pursuant to Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable), (ii) the date on which the holders shall have sold all of the registrable securities covered by such registration statement or (iii) the later of (x) ninety (90) calendar days after the date no Senior Convertible Notes remain outstanding and (y) the first anniversary of the maturity date of the Senior Convertible Notes. We may also be required in the future to file amendments to these registration statements to maintain effectiveness.

Election of Directors

Our Class I Directors hold office until the 2022 annual meeting of stockholders and are eligible for reelection at such meeting. Our Class II Directors held office until the 2023 annual meeting of stockholders and are eligible for reelection at such meeting. Our Class III Directors hold office until the 2024 annual meeting of stockholders and are eligible for reelection at such meeting. Directors are elected by a plurality of the votes cast at the annual meeting by the holders of common stock present in person or represented by proxy and entitled to vote at such meeting. There is no cumulative voting for directors.

Anti-Takeover Provisions

Our Amended and Restated Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

These provisions:

●	create a staggered Board of Directors making it more difficult for stockholders to remove a majority of the Board of Directors and take control;

●	grant the Board of Directors the ability to designate the terms of and issue new series of preferred shares, which can be created and issued by the Board of Directors without prior stockholder approval, with rights senior to those of the common stock;

●	impose limitations on our stockholders’ ability to call special stockholder meetings;

●	make it more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.

EXPERTS

The consolidated financial statements of Akerna as of December 31, 2020, June 30, 2020 and 2019, for the six months ended December 31, 2020 and for each of the two years in the period ended June 30, 2020 included in our transition report on Form 10-KT which is incorporated herein by reference, have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report thereon, which is incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Solo as of December 31, 2019 and 2018 and for years then ended included in our current report on Form 8-K as filed with the SEC on May 29, 2020 and incorporated herein by reference, have been audited by Marcum LLP, independent auditors, as set forth in their report thereon, which is incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Ample as of December 31, 2019 and 2018 and for years then ended included in our current report on Form 8-K as filed with the SEC on July 8, 2020 and incorporated herein by reference, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, which is incorporated herein by reference, which report includes an explanatory paragraph as to the ability of Ample to continue as a going concern as described in Note 1 to the financial statements, and are included in reliance on such report given upon such firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the securities offered hereby have been passed upon for Akerna by Dorsey & Whitney LLP.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

The following documents have been filed by us with the SEC, are specifically incorporated by reference into, and form an integral part of, this prospectus.

(a)	our Transition Report on Form 10-KT for the six-month period ended December 31, 2020, which report contains our audited consolidated financial statements and the notes thereto as of December 31, 2020 and June 30, 2020 and 2019 and for the six-month transition period ended December 31, 2020 and for the fiscal years ended June 30, 2020 and 2019, together with the auditors’ report thereon and the related management’s discussion and analysis of financial condition and results of operations for the six-month period ended December 31, 2020 and the fiscal years ended June 30, 2020 and 2019, as filed with the SEC on March 31, 2021;

(b)	our Proxy Statement on Schedule 14A in connection with our June 7, 2021 annual general meeting of stockholders, to the extent such information is specifically incorporated by reference into Part III of our Transition Report on Form 10-KT for the fiscal year ended December 31, 2020, as filed with the SEC on April 27, 2021;

(c)	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2021, which report contains the unaudited condensed consolidated financial statements of the Company and the notes thereto as of March 31, 2021 and for the three months ended March 31, 2021 and 2020 and the related management’s discussion and analysis of financial condition and results of operations for the three months ended March 31, 2021 and 2020, as filed with the SEC on May 21, 2021;

(d)	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which report contains the unaudited condensed consolidated financial statements of the Company and the notes thereto as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 and the related management’s discussion and analysis of financial condition and results of operations for the three and six months ended June 30, 2021 and 2020, as filed with the SEC on August 12, 2021

(e)	Exhibit 99.1 to our Current Report on Form 8-K, as filed with the SEC on May 29, 2020, which exhibit contains the financial statements of Solo as of December 31, 2019 and 2018 and for years then ended, together with the auditor’s report thereon;

(f)	Exhibit 99.2 to our Current Report on Form 8-K, as filed with the SEC on July 8, 2020, which exhibit contains the consolidated financial statements of Ample as of December 31, 2019 and 2018 and for years then ended, together with the auditor’s report thereon;

(g)	pages F-50 through F-64 and F-108 through F-112 of our prospectus dated January 25, 2021, as filed with SEC on February 10, 2021, which pages contain, respectively (i) the unaudited condensed consolidated financial statements of Ample Organics Inc. as of and for the three and six months ended June 30, 2020 and 2019 and (ii) the unaudited pro forma condensed combined statement of operations of Akerna, Solo and Ample for the year ended June 30, 2020;

(h)	our Current Reports on Form 8-K as filed on January 14, 2021, February 3, 2021, March 16, 2021, April 26, 2021, April 30, 2021, June 7, 2021, July 23, 2021, September 21, 2021, October 4, 2021, October 5, 2021 and October 12, 2021;

(i)	The description of the common stock contained in the registration statement on Form 8-A of MTech Acquisitions Corp. with the SEC on January 26, 2018, including any amendment or report filed for purposes of updating such description. The Company is the successor issuer to MTech Acquisitions Corp.; and

(j)	all other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding, unless otherwise provided therein or herein, information furnished pursuant to Item 2.02 and Item 7.01 on any Current Report on Form 8-K), after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

We also hereby specifically incorporate by reference all filings by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the filing of the initial registration statement on Form S-3 to which this prospectus relates and prior to effectiveness of such registration statement.

You may obtain copies of any of these documents by contacting us at the address and telephone number indicated below or by contacting the SEC as described below. You may request a copy of these documents, and any exhibits that have specifically been incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning to:

AKERNA CORP.
1550 Larimer Street #246

Denver, Colorado 80202

Attention: John Fowle, Secretary

Telephone: 1-888-932-6537

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act relating to the offering of these securities. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and the securities. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information respecting our company and the shares offered by this prospectus, you should refer to the registration statement, including the exhibits and schedules thereto.

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can be accessed free of charge through the Internet. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. You may access the registration statement, of which this prospectus is a part, and the documents incorporated by reference herein, at the SEC’s Internet site. You may also access these documents at the Company’s website at www.akerna.com.

PROSPECTUS

AKERNA CORP.

Common Stock

October 25, 2021